	ATTORNEYS AT LAW 4401 Eastgate Mall San Diego, CA 92121-1909 Main 858 550-6000 Fax 858 550-6420 www.cooley.com	Broomfield, CO 720 566-4000 Palo Alto, CA 650 843-5000 Reston, VA 703 456-8000 San Francisco, CA 415 693-2000

September 22, 2006 VIA EDGAR AND FEDEX	CHARLES J. BAIR (858) 550-6142 cbair@cooley.com	Washington, DC 202 842-7800

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention: James A. Allegretto, Senior Assistant Chief Accountant

Re:	Hot Topic, Inc.

Form 10-K for Fiscal Year Ended January 28, 2006

Form 10-Q for Fiscal Quarter Ended April 29, 2006

Form 10-Q for Fiscal Quarter Ended July 29, 2006

File No. 0-28784

Dear Mr. Allegretto:

Enclosed on behalf of our client, Hot Topic, Inc. (the “Company”), are the following:

•	Proposed Amendment No. 1 (“Amendment No. 1 to Form 10-K”) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 28, 2006 (the “Form 10-K”) originally filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2006. The copy of Amendment No. 1 to Form 10-K is marked to show changes from the corresponding Item of the Form 10-K as originally filed.

•	Proposed Amendment No. 1 (“Amendment No. 1 to April Form 10-Q”) to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2006 (the “April Form 10-Q”) filed with the Commission on May 31, 2006. The copy of Amendment No. 1 to April Form 10-Q is marked to show changes from the corresponding Item of the April Form 10-Q as originally filed.

•	Proposed Amendment No. 1 (“Amendment No. 1 to July Form 10-Q”) to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2006 (the “July Form 10-Q”) filed with the Commission on August 22, 2006. The copy of Amendment No. 1 to July Form 10-Q is marked to show changes from the corresponding Item of the July Form 10-Q as originally filed.

Amendment No. 1 to Form 10-K, Amendment No. 1 to April Form 10-Q and Amendment No. 1 to July Form 10-K (collectively, the “Amendments”) will be filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 30, 2006 (the “Comment Letter”) with respect to the Form 10-K, the April Form 10-Q and the July Form

United States Securities and Exchange Commission

September 22, 2006

Page Two

10-Q. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of the applicable Amendment.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, April Form 10-Q and July Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, April Form 10-Q and July Form 10-Q and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended January 28, 2006

Management’s Discussion and Analysis, page 28

1.	In future filings, please disclose how you treat stores closed during the periods in your comparable store sales information.

The Company acknowledges the Staff’s comment and respectfully submits that, currently, if a store operated by the Company is closed during a fiscal period, such store’s sales are included in the computation of comparable store sales for that fiscal month, quarter and year-to-date period, only for the days in which such store was operating as compared to the full month in the comparable period. The Company will include such disclosure in applicable future filings with the Commission.

Controls and Procedures, page 38

2.	We note your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gove/rules/final/33-8238.htm. Please revise the disclosures in your Form 10-Q for the quarters ended April 29, 2006 and July 29, 2006 as well. You should also revise

United States Securities and Exchange Commission

September 22, 2006

Page Three

your Form 10-Q disclosures to state that you evaluated the effectiveness of your disclosure controls and procedures at the end of the most recent quarter rather than at the end of the most recent fiscal year.

The Company acknowledges the Staff’s comments and has made the requested revisions on page 2 of Amendment No. 1 to Form 10-K, page 2 of Amendment No. 1 to April Form 10-Q and page 2 of Amendment No. 1 to July Form 10-Q.

Financial Statements, page F-1

Note 1. Organization and Summary of Significant Accounting Policies, page F-1

Organization and Business Activities, page F-6

3.	You say you have one reportable segment given the similarities of the economic characteristics among the store formats. However, in the Management’s Discussion and Analysis on page 29 you state that the Torrid business experiences different margins and that Torrid stores are larger and have a different merchandise mix than Hot Topic stores. Please tell us what consideration you have given to whether the Torrid stores constitute a separate reportable segment in light of the increase in the number of Torrid stores. We may have further comment after reviewing your response.

The Company acknowledges the Staff’s comment and respectfully submits that the Company analyzes the applicability of relevant accounting and other rules and regulations (including rules and regulations relating to segment accounting) each fiscal period, taking into account the evolution and growth of the Company. To date, the Company has determined that its Hot Topic and Torrid concepts constitute separate operating segments, but one reportable segment.

The Company operates and manages its business in two operating segments (Hot Topic and Torrid) on the basis that the internal reporting results for the Hot Topic and Torrid concepts are generated and reviewed separately by the Company’s Chief Executive Officer, who operates as the Company’s Chief Operating Decision Maker (“CODM”) and makes decisions and assesses performance for each concept in accordance with paragraph 10 of Financial Accounting Standards Board (“FASB”) Statement No. 131, “Disclosure about Segments of an Enterprise and Related Information” (“FAS 131”). The two operating segments engage in and derive substantially all their revenues from providing apparel and accessories to a young market, by way of sales in mall-based retail stores and via the Internet.

United States Securities and Exchange Commission

September 22, 2006

Page Four

Qualitative Factors

In accordance with paragraph 17 of FAS 131, the Company believes the Hot Topic and Torrid operating segments may be aggregated into a single reporting segment because aggregation of the two operating segments is consistent with the objective and basic principles of FAS 131 and the two operating segments have similar economic characteristics. In addition, the Hot Topic and Torrid operating segments are similar in all of the relevant qualitative areas addressed in paragraph 17 of FAS 131, as discussed below:

1.	The nature of products and services. Both operating segments offer apparel and accessories.

2.	The nature of the production process. Both operating segments purchase merchandise from various third-party vendors, generally with the third-party product and/or brand labels and less frequently with Hot Topic or Torrid labels.

3.	The type or class of customer for their products or services. Both operating segments have a target demographic of fashion-conscious teenagers and other young adults.

4.	The methods used to distribute their products or provide their services. Both operating segments are primarily mall-based, with merchandise distributed to stores from the Company’s distribution centers. In addition, both operating segments achieve a relatively small percentage of sales through the Internet.

5.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities. Both operating segments are subject to identical merchandise and employment laws, rules and regulations.

Moreover, in accordance with paragraph 5 of proposed1 FASB Staff Position No. FAS 131-a, “Determining Whether Operating Segments Have ‘Similar Economic Characteristics’ under Paragraph 17 of FASB Statement No. 131, ‘Disclosures about Segments of an Enterprise and Related Information’” (“FSP FAS 131-a”) the Company’s management, including its CODM, considered both qualitative and quantitative factors for purposes of determining whether the economic characteristics of the Hot Topic and Torrid operating segments are similar.

[1]	The Company acknowledges that the proposed position has not been issued, but believes it is useful and illustrative in that it provides further insight and guidance into proper accounting under FAS 131 in the area of economic characteristics.

United States Securities and Exchange Commission

September 22, 2006

Page Five

In accordance with footnote 1 of FSP FAS 131-a, the Company’s management considered the five qualitative factors mentioned above (from which conclusions of similarity were drawn), as well as the following three factors in accordance with paragraph 5 of FSP FAS 131-a, each of which further indicated similarity of the operating segments:

1.	The nature of economic and political conditions associated with each segment. Both operating segments are similarly affected by interest rates, salary and employment levels, consumer confidence, potential slowdowns in the United States economy and tax issues, and changes to these factors could affect consumer spending negatively for both operating segments.

2.	The nature of competitive and operating risks. Both operating segments (i) have similar growth strategies that may not be met and that may affect operations negatively, (ii) face potential problems with mall operators and merchandise vendors that could impact each operating segment’s results negatively and (iii) are subject to the risk of inability to adequately address competition from the retail apparel and accessory industry companies that focus on the teenage and young adult demographic.

3.	The nature of technology risks. Both operating segments are subject to (i) the potential inability to keep pace with rapid technological developments, (ii) the risk of inability to attract and train personnel to conduct and grow Internet operations, (iii) the risk that Internet sales could divert sales from the physical stores and (iv) potential liability for online content on their respective websites.

Quantitative Factors

In addition to the qualitative factors discussed above, FAS 131 requires an analysis of the quantitative similarities between operating segments. The Company has determined that the most meaningful quantitative economic metric to use for purposes of such analysis is merchandise margin. Merchandise margin is defined as net sales less cost of goods sold, inventory reserve expenses and freight expenses, partially offset by vendor allowances. This performance measure is significant to the Company’s CODM and senior management in determining (i) allocation of resources to each operating segment, (ii) initial mark-ups and mark-downs, (iii) the effectiveness of freight operators, (iv) inventory reserve estimates and (v) other drivers for each of the operating segments. In addition, merchandise margin is used to measure the general performance of each Hot Topic and Torrid store. Merchandise margins for the two operating segments have historically been similar, due among other reasons to a similar vendor base and similar target customers for the two operating segments. Please see the table below related to the last three years of our operations:

United States Securities and Exchange Commission

September 22, 2006

Page Six

Comparative Merchandise Margins for HT and Torrid
Fiscal Year	Difference*
actual Q1 and Q2 {2006	0%
2005	6%
2004	9%

*	computed by dividing the difference between the HT and Torrid margins by the HT margin and multipling the result by 100

The Company acknowledges the Staff’s comment with respect to disclosures in the Company’s periodic filings indicating that the “margins” of the Hot Topic and Torrid operating segments are different and respectfully submits that such reference to “margins” is in the context of gross margin. As opposed to merchandise margin, gross margin includes buying, distribution and occupancy costs. Gross margin, while appropriately a reportable item under generally accepted accounting principles, is not a significant performance measure in store analysis within the Company. It is significant to note that gross margins among stores, within each operating segment as well as across operating segments, are varied. For example, there exists as much variation in gross margins among different regions of Hot Topic stores as there exists between the Hot Topic and Torrid operating segments generally.

Conclusion

Thus, after reviewing relevant criteria and the key performance metric used by the Company’s CODM, the Company has concluded that the aggregation criteria have been met, permitting disclosure of the Hot Topic and Torrid operating segments as one reporting segment. The Company will continue this analysis as it changes and grows, and in the event the Company determines that the Hot Topic and Torrid operating segments constitute separate reportable segments, the Company shall undertake to change its reporting format in the future accordingly.

Revenue Recognition, page F-7

4.	You disclose that sales are recognized upon purchase by customers at your retail store locations and websites, less merchandise returned by customers and that you provide a reserve for projected merchandise returns based on historical experience. Please tell us your basis in GAAP for recognizing revenues from website sales upon purchase by customers rather than recognizing such revenues upon either shipment or delivery and when title and risks and rewards of ownership have passed to the buyer. We may have further comment after reviewing your response.

United States Securities and Exchange Commission

September 22, 2006

Page Seven

The Company acknowledges the Staff’s comment and respectfully submits that the Company recognizes revenue at its retail store locations at the point at which the customer receives and pays for the merchandise at the register. For online sales, the Company recognizes revenue at the time of shipment, which the Company refers to as the date of purchase by the customer. The Company continually monitors the volume of Internet sales during the last five days of each fiscal quarter, which is the estimated time goods are received by customers. Historically, Internet sales during this five-day period have been less than a half percent of total Company sales each quarter. Although title and risk and rewards of ownership pass to the buyer upon receipt of the goods by the buyer, the Company utilizes shipping point as the difference has not historically been material. Should the volume of sales during any period increase, the Company will revise its policy accordingly.

**********

United States Securities and Exchange Commission

September 22, 2006

Page Eight

The Company respectfully requests the Staff’s assistance in completing the review of the Amendments and the Company’s responses as soon as possible. The Company will file the Amendments with the Commission as soon as possible after the Staff confirms that the Company has adequately addressed the Staff’s comments on the Form 10-K, April Form 10-Q and July Form 10-Q. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendments or this response letter to me at (858) 550-6142.

Sincerely,

Cooley Godward LLP

/s/ Charles J. Bair
Charles J. Bair

Enclosures

cc:	Sondra Snyder, United States Securities and Exchange Commission

William Thompson, United States Securities and Exchange Commission

Elizabeth McLaughlin, Hot Topic, Inc.

Christopher Kearns, Hot Topic, Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended January 28, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File No. 0-28784

HOT TOPIC, INC.

(Exact Name of Registrant as Specified in its Charter)

California	77-0198182
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18305 E. San Jose Avenue City of Industry, California	91748
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (626) 839-4681

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, no par value

(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2).    Yes  ☐    No  ☒

The aggregate market value of Common Stock held by non-affiliates of the Registrant as of July 29, 2005 was approximately $770,701,342 based on the closing price on that date of the Registrant’s Common Stock on the Nasdaq Global Stock Market. All outstanding shares of voting stock, except for shares held by executive officers and members of the Board of Directors and their affiliates are deemed to be held by non-affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the Registrant’s Common Stock was 44,019,420 as of March 8, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Registrant’s Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 13, 2006 filed with the Securities and Exchange Commission (the “SEC”) are incorporated by reference into Part III of this Form 10-K/A.

HOT TOPIC, INC.

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 10-K/A to amend Item 9A. Controls and Procedures of our Form 10-K originally filed on March 22, 2006 in response to comments received from the SEC. No revisions have been made to our financial statements or any other disclosure contained in our Form 10-K originally filed on March 22, 2006.

PART II

ITEM 9A. CONTROLS AND PROCEDURES

The management of the Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

~~A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. In addition, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.~~ We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures in connection with the preparation of this Annual Report, under the supervision of and with the participation of our management, including the CEO and CFO.

In making our assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of January 28, 2006.

Report of Management on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of January 28, 2006. In making this assessment, management used the criteria set forth by COSO in Internal Control-Integrated Framework. Our management concluded that, as of January 28, 2006, our internal control over financial reporting was effective based on the criteria set forth by COSO in Internal Control-Integrated Framework.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management’s assessment of our internal control over financial reporting. This report appears below.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting in our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, except as follows: During the fourth quarter, we replaced our payroll system software with a new product offering by Lawson Software.

2

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Hot Topic, Inc.

We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Hot Topic, Inc. maintained effective internal control over financial reporting as of January 28, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hot Topic, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Hot Topic, Inc. maintained effective internal control over financial reporting as of January 28, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hot Topic, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 28, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hot Topic, Inc. as of January 28, 2006 and January 29, 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended January 28, 2006 of Hot Topic, Inc. and our report dated March 14, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California

March 14, 2006

3

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(3) Index to Exhibits – See Item 15(b) below.

(b) Exhibits

The exhibits listed under Item 15(b) hereof are filed with, and incorporated by reference into, this Annual Report on Form 10-K. Management contracts or compensatory plans or arrangements required to be filed pursuant to Item 15(b) are so identified therein.

Exhibit Number	Description of Document
3.1	Amended and Restated Articles of Incorporation. (1)

3.2	Certificate of Amendment of Amended and Restated Articles of Incorporation. (8)

3.3	Amended and Restated Bylaws, as amended. (8)

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2	Specimen stock certificate. (1)

10.1a	Form of Indemnity Agreement to be entered into between Registrant and its directors and officers. (1)

10.2a	1996 Equity Incentive Plan (the “1996 Plan”), as amended. (10)

10.3a	Form of Nonstatutory Stock Option Agreement of Registrant pursuant to the 1996 Plan. (1)

10.4a	Form of Incentive Stock Option Agreement of Registrant pursuant to the 1996 Plan. (1)

10.5a	Non-Employee Directors’ Stock Option Plan, as amended. (10)

10.6a	Employee Stock Purchase Plan, as amended. (8)

10.7a	401(k) Defined Contribution Plan of Registrant, effective as of August 1, 1995, as amended. (8)

10.8	Industrial Real Estate Lease (Multi-Tenant Facility), dated December 10, 1998, entered into between Registrant’s wholly owned subsidiary, Hot Topic Administration, Inc. and Majestic Realty Co. and Patrician Associates, Inc. (2)

10.9	Guaranty of Lease, dated December 10, 1998, entered into between the Registrant and Majestic Realty Co. and Patrician Associates, Inc. (2)

10.10	First Amendment to Industrial Real Estate Lease, dated March 19, 2001, by and between Majestic—Fullerton Road, LLC, PFG Fullerton Limited Partnership, and Hot Topic Administration, Inc. (3)

10.11a	Employment Offer Letter dated January 12, 2001, between the Registrant and Gerald Cook. (3)

10.12a	Form of Restricted Stock Bonus Agreement between the Registrant and each of its non-employee directors as discussed in the Company’s Proxy Statement annually. (4)

10.13a	Employment Offer Letter dated August 14, 2002, between the Registrant and Patricia Van Cleave. (5)

10.14a	Employment Letter dated January 23, 2003, between the Registrant and James McGinty. (5)

10.15	Third Amendment to Industrial Real Estate Lease, dated February 25, 2004, by and among Majestic-Fullerton Road, LLC, PFG Fullerton Limited Partnership, and Hot Topic Administration, Inc. (6)

10.16	Employment Offer Letter dated March 15, 2004, between the Registrant and Christopher J. Kearns. (6)

10.17	Centre Pointe Distribution Park Lease, dated June 1, 2004, by and among Crescent Resources, LLC and Hot Topic, Inc. (7)

10.18	Employment Offer Letter dated May 13, 2004, between the Registrant and Thomas Beauchamp. (7)

10.19	Purchase and sale agreement between the Registrant and Crescent Resources, LLC. (9)

10.20a	Employment Offer Letter dated July 11, 2005, between the Registrant and Maria Comfort. (11)

10.21a	Employment Offer Letter dated November 4, 2005, between the Registrant and Robin Elledge. (12)

10.22a	Severance Agreement dated January 25, 2006 between the Registrant and Patricia Van Cleave. (13)

10.23a	Consulting Services Agreement dated January 27, 2006 between the Registrant and Patricia Van Cleave. (13)

10.24a	2005 Executive Officer Base Salary and Equity Compensation. (14)

10.25a	2005 Board Compensation Policy Summary. (14)

10.26a	2006 Executive Officer Salary, Bonus and Equity Compensation Summary. (15)

10.27a	2006 Board Compensation Summary. (15)

21	Hot Topic, Inc. List of Subsidiaries. (15)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. (15)

24.1	Power of Attorney is contained on the signature page. (15)

31.1	Certification, dated March 22, 2006, of Registrant’s Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. (15)

31.2	Certification, dated March 22, 2006, of Registrant’s Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. (15)

4

Exhibit Number	Description of Document
31.3	Certification, dated September , 2006, of Registrant’s Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

31.4	Certification, dated September , 2006, of Registrant’s Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certifications, dated March 22, 2006, of Registrant’s Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. (15)

32.2	Certifications, dated September , 2006, of Registrant’s Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as an exhibit to Registrant’s Registration Statement on Form SB-2 (No. 333-5054-LA) and incorporated herein by reference.
(2)	Filed as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended January 30, 1999 and incorporated herein by reference.
(3)	Filed as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended February 3, 2001 and incorporated herein by reference.
(4)	Filed as an exhibit to Registrant’s Quarterly Report on Form 10-Q for the quarter ended May 5, 2001 and incorporated herein by reference.
(5)	Filed as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended February 1, 2003 and incorporated herein by reference.
(6)	Filed as an exhibit to Registrant’s Quarterly Report on Form 10-Q for the quarter ended May 1, 2004 and incorporated herein by reference.
(7)	Filed as an exhibit to Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004 and incorporated herein by reference.
(8)	Filed as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended January 29, 2005 and incorporated herein by reference.
(9)	Filed as an exhibit to Registrant’s Current Report on Form 8-K filed on June 20, 2005 and incorporated herein by reference.
(10)	Filed as an exhibit to Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 30, 2005 and incorporated herein by reference.
(11)	Filed as an exhibit to Registrant’s Current Report on Form 8-K filed on August 17, 2005 and incorporated herein by reference.
(12)	Filed as an exhibit to Registrant’s Current Report on Form 8-K filed on January 11, 2006 and incorporated herein by reference.
(13)	Filed as an exhibit to Registrant’s Current Report on 8-K filed on January 27, 2006 and incorporated herein by reference.
(14)	Filed as an exhibit to Registrant’s Current Report on Quarterly Report on Form 10-Q for the quarter ended April 30, 2005 and incorporated herein by reference.
(15)	Filed as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended January 28, 2006 and incorporated herein by reference.
a	Denotes management contract or compensatory plan or arrangement.

5

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOT TOPIC, INC.

Date: September , 2006

By:
Elizabeth McLaughlin
Chief Executive Officer and Director

6

Exhibit 31.3

CERTIFICATION

I, Elizabeth McLaughlin, certify that:

1. I have reviewed this amendment no. 1 to annual report on Form 10-K of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 1 to annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this amendment no. 1 to annual report;

4. The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this amendment no. 1 to annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this amendment no. 1 to annual report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: September     , 2006

Elizabeth McLaughlin Chief Executive Officer (Principal Executive Officer)

Exhibit 31.4

CERTIFICATION

I, James McGinty, certify that:

1. I have reviewed this amendment no. 1 to annual report on Form 10-K of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 1 to annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this amendment no. 1 to annual report;

4. The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this amendment no. 1 to annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this amendment no. 1 to annual report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: September     , 2006

James McGinty Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.2

HOT TOPIC, INC.

Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350, as adopted).

I, Elizabeth McLaughlin, Chief Executive Officer of Hot Topic, Inc., certify that:

1. I have reviewed this amendment no. 1 to annual report on Form 10-K of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to annual report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

3. Based on my knowledge, the financial statements, and other information included in this amendment no. 1 to annual report, fairly present in all material respects the financial condition and results of operations of the registrant as of, and for, the periods presented in this amendment no. 1 to annual report.

Date: September     , 2006

Elizabeth McLaughlin
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Hot Topic, Inc. and will be retained by Hot Topic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification “accompanies” the amendment no. 1 to annual report on Form 10-K, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the amendment no. 1 to annual report on Form 10-K), irrespective of any general incorporation language contained in such filing.

I, James McGinty, Chief Financial Officer of Hot Topic, Inc., certify that:

1. I have reviewed this amendment no. 1 to annual report on Form 10-K of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to annual report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

3. Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition and results of operations of the registrant as of, and for, the periods presented in this amendment no. 1 to annual report.

Date: September     , 2006

James McGinty
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Hot Topic, Inc. and will be retained by Hot Topic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification “accompanies” the amendment no. 1 to annual report on Form 10-K, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the amendment no. 1 to annual report on Form 10-K), irrespective of any general incorporation language contained in such filing.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

Amendment No. 1

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quaterly period ended April 29, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File No. 0-28784

HOT TOPIC, INC.

(Exact Name of Registrant as Specified in its Charter)

California	77-0198182
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18305 E. San Jose Avenue City of Industry, California	91748
(Address of principal executive offices)	(Zip Code)

(626) 839-4681

Registrant’s telephone number, including area code

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

APPLICABLE ONLY TO CORPORATE ISSUERS: Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: May 15, 2006 – 44,156,751 shares of common stock, no par value.

HOT TOPIC, INC.

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 10-Q/A to amend Item 4. Controls and Procedures of our Form 10-Q originally filed on May 31, 2006 in response to comments received from the SEC. No revisions have been made to our financial statements or any other disclosure contained in our Form 10-Q originally filed on May 31, 2006.

PART I

Item 4. Controls and Procedures

The management of the company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “SEC”) rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

~~A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. In addition, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.~~ We have carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of ~~the~~ our most recent fiscal ~~year~~ quarter. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) are effective as of the end of our most recent fiscal quarter. There has been no change in our internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2

PART II

Item 6. Exhibits

Exhibit Number	Description of Document
3.1	Amended and Restated Articles of Incorporation. (1)

3.2	Certificate of Amendment of Amended and Restated Articles of Incorporation. (2)

3.3	Amended and Restated Bylaws, as amended. (2)

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2	Specimen stock certificate. (1)

10.1	Form of Performance Share Award Agreement and Program. (3)

31.1	Certification, dated May 31, 2006, of Registrant’s Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. (3)

31.2	Certification, dated May 31, 2006, of Registrant’s Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. (3)

31.3	Certification, dated September , 2006, of Registrant’s Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

31.4	Certification, dated September , 2006, of Registrant’s Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certifications, dated May 31, 2006, of Registrant’s Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. (3)

32.2	Certifications, dated September , 2006, of Registrant’s Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as an exhibit to Registrant’s Registration Statement on Form SB-2 (No. 333-5054-LA) and incorporated herein by reference.
(2)	Filed as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended January 29, 2005 and incorporated herein by reference.
(3)	Filed as an exhibit to Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 29, 2006 and incorporated herein by reference.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

HOT TOPIC, INC.

Date: September , 2006

By:
Elizabeth McLaughlin
Chief Executive Officer

Date: September , 2006

By:
James McGinty
Chief Financial Officer

4

Exhibit 31.3

CERTIFICATION

I, Elizabeth McLaughlin, certify that:

1. I have reviewed this amendment no. 1 to quarterly report on Form 10-Q of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 1 to quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this amendment no. 1 to quarterly report;

4. The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to quarterly report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this amendment no. 1 to quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this amendment no. 1 to quarterly report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an quarterly report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: September     , 2006

Elizabeth McLaughlin Chief Executive Officer (Principal Executive Officer)

Exhibit 31.4

CERTIFICATION

I, James McGinty, certify that:

1. I have reviewed this amendment no. 1 to quarterly report on Form 10-Q of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 1 to quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this amendment no. 1 to quarterly report;

4. The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to quarterly report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this amendment no. 1 to quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this amendment no. 1 to quarterly report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an quarterly report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: September     , 2006

James McGinty Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.2

HOT TOPIC, INC.

Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350, as adopted).

I, Elizabeth McLaughlin, Chief Executive Officer of Hot Topic, Inc., certify that:

1. I have reviewed this amendment no. 1 to quarterly report on Form 10-Q of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to quarterly report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

3. Based on my knowledge, the financial statements, and other information included in this amendment no. 1 to quarterly report, fairly present in all material respects the financial condition and results of operations of the registrant as of, and for, the periods presented in this amendment no. 1 to quarterly report.

Date: September     , 2006

Elizabeth McLaughlin
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Hot Topic, Inc. and will be retained by Hot Topic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification “accompanies” the amendment no. 1 to quarterly report on Form 10-Q, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the amendment no. 1 to quarterly report on Form 10-Q), irrespective of any general incorporation language contained in such filing.

I, James McGinty, Chief Financial Officer of Hot Topic, Inc., certify that:

1. I have reviewed this amendment no. 1 to quarterly report on Form 10-Q of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to quarterly report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

3. Based on my knowledge, the financial statements, and other information included in this quarterly report, fairly present in all material respects the financial condition and results of operations of the registrant as of, and for, the periods presented in this amendment no. 1 to quarterly report.

Date: September     , 2006

James McGinty
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Hot Topic, Inc. and will be retained by Hot Topic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification “accompanies” the amendment no. 1 to quarterly report on Form 10-Q, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the amendment no. 1 to quarterly report on Form 10-Q), irrespective of any general incorporation language contained in such filing.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

Amendment No. 1

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quaterly period ended July 29, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File No. 0-28784

HOT TOPIC, INC.

(Exact Name of Registrant as Specified in its Charter)

California	77-0198182
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18305 E. San Jose Avenue City of Industry, California	91748
(Address of principal executive offices)	(Zip Code)

(626) 839-4681

Registrant’s telephone number, including area code

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

APPLICABLE ONLY TO CORPORATE ISSUERS: Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: August 21, 2006 – 44,194,294 shares of common stock, no par value.

HOT TOPIC, INC.

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 10-Q/A to amend Item 4. Controls and Procedures of our Form 10-Q originally filed on August 22, 2006 in response to comments received from the SEC. No revisions have been made to our financial statements or any other disclosure contained in our Form 10-Q originally filed on August 22, 2006.

PART I

Item 4. Controls and Procedures

The management of the company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “SEC”) rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

~~A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. In addition, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.~~ We have carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end ~~of the~~ our most recent fiscal ~~year~~ quarter. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) are effective as of the end our most recent fiscal quarter. There has been no change in our internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2

PART II

Item 6. Exhibits

Exhibit Number	Description of Document
3.1	Amended and Restated Articles of Incorporation. (1)

3.2	Certificate of Amendment of Amended and Restated Articles of Incorporation. (2)

3.3	Amended and Restated Bylaws, as amended. (2)

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2	Specimen stock certificate. (1)

10.1	Hot Topic, Inc. 2006 Equity Incentive Plan. (3)

10.2	Form of Incentive Stock Option Agreement under the Hot Topic, Inc. 2006 Equity Incentive Plan. (3)

10.3	Form of Non-statutory Stock Option Agreement under the Hot Topic, Inc. 2006 Equity Incentive Plan. (3)

10.4	Hot Topic, Inc. Deferred Compensation Plan. (4)

10.5	Union Bank of California Trust Agreement. (4)

31.1	Certification, dated August 22, 2006, of Registrant’s Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. (5)

31.2	Certification, dated August 22, 2006, of Registrant’s Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. (5)

31.3	Certification, dated September , 2006, of Registrant’s Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

31.4	Certification, dated September , 2006, of Registrant’s Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certifications, dated August 22, 2006, of Registrant’s Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. (5)

32.2	Certifications, dated September , 2006, of Registrant’s Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as an exhibit to Registrant’s Registration Statement on Form SB-2 (No. 333-5054-LA) and incorporated herein by reference.
(2)	Filed as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended January 29, 2005 and incorporated herein by reference.
(3)	Filed as an exhibit to Registrant’s Current Report of Form 8-K filed with the SEC on June 13, 2006 and incorporated herein by reference.
(4)	Filed as an exhibit to Registrant’s Current Report of Form 8-K filed with the SEC on July 6, 2006 and incorporated herein by reference.
(5)	Filed as an exhibit to Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 29, 2006 and incorporated herein by reference.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

HOT TOPIC, INC.

Date: September , 2006

By:
Elizabeth McLaughlin
Chief Executive Officer

Date: September , 2006

By:
James McGinty
Chief Financial Officer

4

Exhibit 31.3

CERTIFICATION

I, Elizabeth McLaughlin, certify that:

1. I have reviewed this amendment no. 1 to quarterly report on Form 10-Q of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 1 to quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this amendment no. 1 to quarterly report;

4. The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to quarterly report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this amendment no. 1 to quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this amendment no. 1 to quarterly report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an quarterly report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: September     , 2006

Elizabeth McLaughlin Chief Executive Officer (Principal Executive Officer)

Exhibit 31.4

CERTIFICATION

I, James McGinty, certify that:

1. I have reviewed this amendment no. 1 to quarterly report on Form 10-Q of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 1 to quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this amendment no. 1 to quarterly report;

4. The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to quarterly report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this amendment no. 1 to quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this amendment no. 1 to quarterly report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an quarterly report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: September     , 2006

James McGinty Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.2

HOT TOPIC, INC.

Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350, as adopted).

I, Elizabeth McLaughlin, Chief Executive Officer of Hot Topic, Inc., certify that:

1. I have reviewed this amendment no. 1 to quarterly report on Form 10-Q of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to quarterly report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

3. Based on my knowledge, the financial statements, and other information included in this amendment no. 1 to quarterly report, fairly present in all material respects the financial condition and results of operations of the registrant as of, and for, the periods presented in this amendment no. 1 to quarterly report.

Date: September     , 2006

Elizabeth McLaughlin
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Hot Topic, Inc. and will be retained by Hot Topic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification “accompanies” the amendment no. 1 to quarterly report on Form 10-Q, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the amendment no. 1 to quarterly report on Form 10-Q), irrespective of any general incorporation language contained in such filing.

I, James McGinty, Chief Financial Officer of Hot Topic, Inc., certify that:

1. I have reviewed this amendment no. 1 to quarterly report on Form 10-Q of Hot Topic, Inc.;

2. Based on my knowledge, this amendment no. 1 to quarterly report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

3. Based on my knowledge, the financial statements, and other information included in this quarterly report, fairly present in all material respects the financial condition and results of operations of the registrant as of, and for, the periods presented in this amendment no. 1 to quarterly report.

Date: September     , 2006

James McGinty
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Hot Topic, Inc. and will be retained by Hot Topic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification “accompanies” the amendment no. 1 to quarterly report on Form 10-Q, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the amendment no. 1 to quarterly report on Form 10-Q), irrespective of any general incorporation language contained in such filing.